Exhibit 16


October 10, 2003

Securities and Exchange Commission 450 5th Street N.W.
Washington, D.C. 20549

Ladies and Gentlemen,

We have been furnished with copies of the response to Item 4 of Form 8-K/A filed on October 8, 2003 for the event that occurred on September 19, 2003, to be filed by our former client, Pretory USA, Inc.

We would like to add the following clarifications to the statements made in response to that Item insofar as they relate to our firm:

-    BDO Gendrot and BDO Seidman are both member firms in BDO International BV.

- The audit for the years ended December 31, 2001 and December 31, 2002 were related to a statutory audit of Pretory SA, a French subsidiary of Pretory USA, Inc. Pretory SA is the main operating entity of Pretory USA, Inc. and represents the majority of the operations of the consolidated entity. No audits were ever completed on the consolidated entity.

Furthermore, we specify that there were no disagreements with BDO Gendrot on accounting principles or practices until the date of our resignation letter.

Nevertheless, our statutory audit report for the year ended December 31, 2002, included a remark specifying that due to the loss registered during the year 2002, the net assets were under half of the share capital as at December 31, 2002.


/s/ BDO Gendrot

BDO Gendrot